Exhibit 99.2

CLARKSTON FINANCIAL CORPORATION

Dear Shareholder:

        We are sending you this letter as a holder of our common stock in connection with our offering of subscription rights to acquire our common stock (the “Rights Offering”) as described in the enclosed Prospectus. We have described the subscription rights and the Rights Offering in the enclosed Prospectus and evidenced the subscription rights by a Shareholder Rights Certificate registered in your name. Enclosed are copies of the following documents:

1.	The Prospectus;

2.	The Shareholder Rights Certificate;

3.	The “Instructions for Use of Clarkston Financial Corporation Shareholder Rights Certificate” (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9);

4.	Substitute Form W-9; and

5.	A return envelope addressed to the subscription agent;

        To participate in the Rights Offering, we suggest that you act promptly. Your subscription rights expire at 5:00 o’clock p.m., New York City time, on ________________, 2005.

        Neither the Company, its Board of Directors, nor Donnelly Penman & Partners, which the Company has retained as its sales agent in connection with the Rights Offering, is making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests after reading the Prospectus.

        If you have any questions about the Rights Offering, please contact John C. Donnelly or Sean M. O’Donnell, of Donnelly Penman & Partners, the sales agent for the Rights Offering, at (313) 446-9900.

Very truly yours, Edwin L. Adler Chief Executive Officer

Exhibit 99.2